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                              October 11, 2022

       Meagan Reda
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: APARTMENT
INVESTMENT & MANAGEMENT CO
                                                            Preliminary Proxy
Statement filed by Land & Buildings Capital Growth Fund,
                                                            LP et al.
                                                            Filed on September
30, 2022
                                                            File No. 001-13232

       Dear Meagan Reda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Background of the Solicitation, page 5

   1. Please revise this section and the section "Reasons for the Solicitation" to clarify references to the
company's board, directors and management as being prior to the Spin or subsequent to it.
       Reasons for the Solicitation, page 8

   2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Provide support for the following statements:

                                                              "AIV has a long
track record of disappointing stockholder returns, slow earnings
 Meagan Reda
Olshan Frome Wolosky LLP
October 11, 2022
Page 2
              growth, and trading below its apartment REIT peers and below the value of its real estate."
                "We also believe stockholder suspicion regarding the Spin was evidenced by the support we received from approximately 43% of Aimco stockholders to call the
              Special Meeting to hold an advisory vote on the Spin."
                "...AIV needs a herculean effort to earn a cost of capital from stockholders where it's
              [sic] business plan and external growth ambitions are feasible and likely to create stockholder value."
                "We believe the Company has badly missed the mark here, preferring to stay nearly invisible to the investment community and existing as an orphan REIT with a distressed valuation for the better part of two years."
                "Vultures and value investors have bought large portions of the Company in hopes of seeing a path to realizing the substantial value trapped in the shares, not as a validation of the business plan or of the performance of the management team and
              Board, in our view."
3. Refer to the fist bullet point on page 9. Revise your disclosure here to clarify that the company is currently in the process of de-staggering the board.
4. We note your disclosure regarding the company's stock price following the announcement of the Spin. Please tell us what consideration you have given to presenting information about AIR's stock price at the same time for additional context.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameMeagan Reda                                   Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                                Division of
Corporation Finance
October 11, 2022 Page 2                                         Office of
Mergers & Acquisitions
FirstName LastName